April 4, 2012

VIA EDGAR

Mr.  John Cash

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:    Comment Letter Dated March 15, 2012

Affiliated Managers Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 23, 2012

File #1-13459

Dear Mr. Cash:

Affiliated Managers Group, Inc. (the “Company”) respectfully submits this letter in response to comments contained in your letter dated March 15, 2012 relating to the Company’s Annual Report on Form 10-K filed on February 23, 2012 with the Securities and Exchange Commission.  We have attempted to address all of the comments below.  We have, for convenience, reproduced the staff’s comments, followed by our responses.

Form 10-K for the Fiscal Year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.              Comment:  With a view towards future disclosure, please quantify the amounts of assets under management that are concentrated in sovereign and non-sovereign debt exposures in European countries of concern, explain how changes in these amounts impacted your results, and address the potential impact, risks and uncertainties that may be associated with future changes.  Please provide your analysis separately for each European country for which you have significant AUM related to sovereign and non-sovereign debt.

RESPONSE:

Our investments in sovereign and non-sovereign debt of European countries of concern represent less than 1% of our assets under management (“AUM”). In future filings, we will disclose that we do not have significant AUM in sovereign or non-sovereign debt of European countries of concern. Should such investments become significant to our AUM, we will expand our disclosure to include an analysis of each European country in which we have significant AUM related to sovereign and non-sovereign debt and how changes in these amounts impact our results.

2.              Comment:  With a view towards future disclosure, please help us understand whether your assets under management contain money market funds that you sponsor.  Tell us what consideration you have given to the possibility of supporting such funds in the event of a decline in the value of their net assets.

RESPONSE:

Our Affiliates currently sponsor one money market fund with fund assets representing less than 1% of our AUM. In future filings, we will disclose that we do not have significant AUM in sponsored money market funds. Should such funds become a significant component of our AUM, we will expand our disclosure to include a discussion of any possible support arrangements.

3.              Comment:  We note various changes in the composition of your assets under management.  For example, we note an increase in the alternative asset class as a percentage of total assets under management.  With a view towards future disclosure, please provide us with a specific and comprehensive quantified discussion regarding how changes in the composition of assets impact your results.  In this regard, we note your revenue is impacted by different fee rates.  To the extent average fees or the range of fee rates differs based upon asset class; please revise future filings to discuss the differences and how changes in asset class concentrations impact results.

RESPONSE:

As noted in our Form 10-K on pages 22 through 25 and in Note 26 to our financial statements, we manage our business on the basis of our three operating segments, representing our three distribution channels (mutual fund, institutional and high net worth) each of which has a different client relationship. We believe that a comprehensive quantified discussion of changes in the composition of AUM across our operating segments, including a discussion of differences in average fee rates between our operating segments, and their impact on results would provide meaningful information to investors.

In future filings, to the extent there are significant changes in the composition of AUM across our operating segments either because of new investments or within our existing Affiliates, we will include a comprehensive quantified discussion about how these changes, including differences in average fee rates between our operating segments, impacted our results.

In respect to your request for a specific and comprehensive quantified discussion regarding how changes in the composition of asset classes impacted our results, we note that these changes did not have a significant impact on our results (approximately 2.7% and 1.8%, respectively, of the changes in our consolidated revenue for the years ended December 31, 2010 and 2011).

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the staff’s view that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please call me at (617) 747-3303.

Sincerely,

/s/ Jay C. Horgen

Jay C. Horgen
Chief Financial Officer and Treasurer